Mail Stop 6010

February 13, 2007

VIA U.S. MAIL AND FACSIMILE (781) 461-3491

Joseph E. McDonough
Chief Financial Officer
Analog Devices, Inc.
One Technology Way
Norwood, MA 02062-9106

> **Re: Analog Devices, Inc.**
> **Form 10-K for the year ended October 28, 2006**
> **Filed November 20, 2006**
> **File No. 001-07819**

Dear Mr. McDonough:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended October 28, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 23

Acquisitions, page 31

1. We see your reference to independent third-party appraisers for the valuation of acquired in-process technology in MD&A as well as in footnote 6 to your consolidated financial statements. Please note that if in future periods you intend to incorporate your Form 10-K by reference into a registration statement, you will be required to identify the appraiser and include their consent. Otherwise, you may revise the filing, as appropriate.

Consolidated Statements of Income, page 41

2. We note that you present stock-based compensation charges as a footnote on the face of your statement of income in a table that presents total stock-based compensation. Consistent with the guidance in SAB Topic 14-F, please revise the statement in future filings to present the related stock-based compensation in a parenthetical note to the appropriate income statement line items, or to remove the total stock compensation line from the table. As indicated in that guidance, you may also present the information in the footnotes to the financial statements or within MD&A.

Note 4. Industry and Geographic Segment Information, page 64

3. Please revise future filings to disclose revenues from external customers for each product or group of similar products, as required by paragraph 37 of SFAS 131. Additionally, please tell us the accounting basis for presenting only one reportable operating segment as defined in SFAS 131.

Form 8-K dated November 14, 2006

4. We note that you present your non-GAAP measures and reconciliation in the form of non-GAAP statements of income. These formats may be confusing to investors as they also reflect numerous non-GAAP measures, such as non-GAAP cost of sales and non-GAAP operating income, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by

paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, including a reconciliation to the directly comparable GAAP measure for *each* non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

- To eliminate investor confusion, please remove the non-GAAP statements of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

- Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Joseph E. McDonough
Analog Devices, Inc.
February 13, 2007
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3604 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief